EXHIBIT 99.1

Westport Fuel Systems Reports First Quarter 2021 Financial Results

VANCOUVER, British Columbia, May 06, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“WFS”) (TSX:WPRT / Nasdaq:WPRT) today reported financial results for the first quarter ended March 31, 2021 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

FIRST QUARTER 2021 HIGHLIGHTS

  Revenues of $76.4 million, up 14% compared to the same period in 2020 due to increased sales volumes in WFS' light-duty and heavy-duty Original Equipment Manufacturing ("OEM") businesses

  Net loss of $3.1 million and net loss per share of $0.02 were impacted by supply chain-related production issues at WFS' initial High Pressure Direct Injection ("HPDI")™ launch partner, one-time severance costs and an unrealized foreign exchange loss

  Adjusted earnings before interest, taxes, depreciation and amortization of $2.7 million

  At-the-Market equity offering raised gross proceeds of $13.2 million in 1Q21, for a cumulative total of $27.6 million; cash and cash equivalents were $59.7 million at the end of the quarter

  Announced co-investment agreement with injector manufacturing partner to expand manufacturing capacity for HPDI 2.0 Injectors

  Amended agreement terms with Weichai Westport for the supply of at least 25,000 HPDI Systems in China through December 31, 2024

  Advanced hydrogen-fueled internal combustion engine development work, with successful initial testing results and announced a research program with bus and truck manufacturer Scania for additional testing and ongoing development of a hydrogen fueled engine with HPDI 2.0.

“2021 launched with solid first quarter revenue growth in our OEM business compared to the same period last year, despite the ongoing challenges brought on by COVID-19. Societal demand and regulatory tailwinds continue to support the urgent need for a range of clean, cost-effective, carbon-reducing transportation solutions that we deliver. Fleets have continued to gain confidence that our HPDI 2.0 solutions outperform, with demonstrated operational cost savings, reduced carbon emissions, and our products are taking on an increasing role in large fleets.

We are well-positioned to deliver on the increasing demand and growth for our HPDI 2.0 solutions forecasted in Europe, China and North America. The development of our hydrogen HPDI solutions will offer OEMs lower industrialization costs and near zero-carbon solutions. Fleet operators will gain a fast pathway to cost savings without sacrificing performance, on a technology platform that has a proven track record and longevity. The solutions we offer can take our customers all the way to zero carbon fuels and do so affordably.

We have set targets to grow our business to $1 billion in annual revenue by mid-decade at industry standard margins, with a large market to serve, global partners, an impressive portfolio of products and patents, and an exceptional team dedicated to delivering clean solutions that are enabling the energy transition around the globe.”

David M. Johnson, Chief Executive Officer

1Q21 CONTINUING OPERATIONS

CONSOLIDATED RESULTS
($ in millions, except per share amounts)			Over / (Under)
	1Q21	1Q20%
Revenues	$76.4	$67.2	14%
Gross Margin	13.0	4.3	202%
Gross Margin %	17%	6%	—
Operating Expenses	21.2	24.2	(12)%
Income from Investments Accounted for by the Equity Method(1)	6.6	5.4	22%
Net Income (Loss)	$(3.1)	$(15.3)	80%
Net Income (Loss) per Share	$(0.02)	$(0.11)	82%
EBITDA (2)	$1.9	$(11.1)	117%
Adjusted EBITDA (2)	$2.7	$(3.6)	175%

(1) This includes income primarily from our Cummins Westport Inc. ("CWI"), Minda Westport and Westport Weichai Inc. joint ventures.
(2) EBITDA and Adjusted EBITDA are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation.

Revenues in 1Q21 increased year-over-year by 14% to $76.4 million compared to 1Q20, reflecting the benefit of increased OEM sales volumes in WFS' light-duty and heavy-duty businesses. Revenues in U.S. dollar terms benefited from a 9% increase in the average Euro versus U.S. dollar exchange rate period over period.

WFS reported a net loss of $3.1 million, or $0.02 per share, for 1Q21 compared to a net loss of $15.3 million, or $0.11 per share, for the same period in 2020. The improvement primarily resulted from higher gross margins in the current period due to the significant impact of a $10.0 million charge, excluding $7.7 million in insurance recoveries recorded in 2Q20, taken for a field service campaign in the comparative period in 2020, a decrease in unrealized foreign exchange losses due mostly to the strengthening of the Canadian dollar versus the U.S. dollar, and higher earnings from CWI, partially offset by increased operating expenses, including one-time severance expenses, and lower margins from the heavy-duty OEM business.

WFS generated $2.7 million adjusted EBITDA during 1Q21 compared to negative $3.6 million in 1Q20. Besides the changes to profitability as described above, the prior year first quarter also had a large unrealized foreign exchange loss of $6.9 million compared to $0.7 million in the current quarter.

SEGMENT INFORMATION

Original Equipment Manufacturer Segment

OEM revenue for 1Q21 was $42.7 million compared with $34.2 million for 1Q20. The 25% increase in revenue was primarily driven by increased light-duty OEM business sales volumes to OEMs in Russia and India during the quarter, electronics business and higher year-over-year HPDI product sales, more than offsetting a decline in the delayed-OEM business that has been affected by the impact on customer demand due to COVID-19. Notwithstanding increased HPDI product sales year-over-year, global supply chain issues related to, amongst other things, a lack of semi-conductors are impacting automotive manufacturing and creating bottlenecks. These shortages do not currently directly affect manufacturing of the HPDI system, and demand for the HPDI product has increased even more significantly than is reflected in the year-over-year increase in revenues.

Independent Aftermarket Segment

Independent Aftermarket ("IAM") revenue for 1Q21 was $33.7 million compared with $33.0 million for the same prior year period. A 9% increase in the average Euro rate versus the U.S. dollar more than offset lower demand period over period.

SEGMENT RESULTS	1Q21
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
OEM	$42.7	$(6.5)	$2.1	$0.2
IAM	33.7	1.6	1.3	—
Corporate	—	(3.3)	0.1	6.4
CWI - 50%	41.1	8.6	—	—
Total Segment	117.5	0.4	3.5	6.6
Less: CWI - 50%	(41.1)	(8.6)	—	—
Total Consolidated	$76.4	$(8.2)	$3.5	$6.6

SEGMENT RESULTS	1Q20
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
OEM	$34.2	$(14.5)	$1.8	$0.1
IAM	33.0	4.8	1.5	—
Corporate	—	(10.2)	0.1	5.3
CWI - 50%	38.3	6.7	—	—
Total Segment	105.5	(13.2)	3.4	5.4
Less: CWI - 50%	(38.3)	(6.7)	—	—
Total Consolidated	$67.2	$(19.9)	$3.4	$5.4

CUMMINS WESTPORT INC.

Revenue for 1Q21 was $82.3 million, a 7% increase compared to $76.7 million for 1Q20. Unit sales for 1Q21 were 1,873 compared to 1,513 for 1Q20. The increase in unit sales in the current year period largely reflects the timing of sales and an increase in demand. Parts revenue decreased from $29.1 million to $25.8 million due to fewer parts purchases for repairs, reflecting improving product quality. Gross margin decreased by $0.6 million to $21.0 million, or 26% of revenue, from $21.6 million, or 28% of revenue, in the prior year period. The decrease in gross margin and gross margin percentage primarily reflects product mix and a $1.9 million parts warranty provision.

Operating income for 1Q21 increased by $3.7 million to $17.1 million, or 28% over the same period last year, primarily reflecting lower operating expenses. WFS share of CWI's net income for 1Q21 increased to $6.4 million from $5.3 million in 1Q20.

The following table sets forth a summary of the financial results of CWI for the three months ended March 31, 2021 and 2020.

CUMMINS WESTPORT HIGHLIGHTS
			Over / (Under)
($ in millions, except unit amounts)	1Q21	1Q20%
Units	1,873	1,513	24%
Revenue	$82.3	$76.7	7%
Gross Margin	21.0	21.6	(3)%
Gross Margin %	26%	28%	—
Operating Expenses	3.9	8.2	(52)%
Operating Income	$17.1	$13.4	28%
Net Income	$12.9	$10.6	21%
WFS 50% Interest	$6.4	$5.3	22%

HYDROGEN ICE

Together with AVL List GmbH, a leading independent automotive engineering firm, in February 2021 WFS published an analysis showing the cost advantages of hydrogen-fueled HPDI 2.0 equipped internal combustion engines for trucking which generated international attention.

In 1Q21, WFS completed promising initial testing demonstrating that hydrogen with HPDI 2.0 delivers efficiency comparable to hydrogen fuel cells in heavy-duty applications, with lower industrialization costs, and a faster pathway to bring zero-carbon fuels to commercial applications and wide-spread adoption in high-horsepower transportation applications.

Like heavy-duty long-haul trucking, high-load applications like mining, marine and rail have come to rely on the efficiency, power, durability and reliability of diesel engines, and there is no other alternative that offers the same potential to leverage established supply chains, manufacturing investment and infrastructure and economies of scale.

In 1Q21, WFS announced a research program with bus and truck manufacturer Scania for additional testing and ongoing development of a hydrogen fueled engine with HPDI 2.0.

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view WFS financials for the first quarter ended March 31, 2021, please visit https://investors.wfsinc.com/financials/

CONFERENCE CALL PRESENTATION

WFS is providing a conference call presentation as a guide to its financial information in a quick reference format and it should be read in conjunction with the WFS condensed consolidated interim financial statements for the first quarter of 2021.

LIVE CONFERENCE CALL & WEBCAST

WFS has scheduled a conference call for Friday, May 7, 2021 at 7:00 am Pacific Time (10:00 am Eastern Time) to discuss these results. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the WFS website at https://investors.wfsinc.com/

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 1-604-638-9010 using the pass code 6662. The telephone replay will be available until May 14, 2021. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. Westport Fuel Systems is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Its technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, Westport Fuel Systems serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen), the impact of COVID-19 on our business, the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems' products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas, global government stimulus packages and new environmental regulations, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, the effects and duration of COVID-19 as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

Christine Marks
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com

GAAP and NON-GAAP Financial Measures

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, WFS and certain investors use EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of WFS. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of WFS' EBITDA from continuing operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

GAAP & NON-GAAP FINANCIAL MEASURES FROM CONTINUING OPERATIONS
($ in millions)	1Q20	2Q20	3Q20	4Q20	1Q21
Three months ended
Net income (loss) from continuing operations	$(15.3)	$3.0	$0.8	$4.1	$(3.1)

Income tax expense (recovery)	(0.7)	1.6	(0.6)	1.2	0.3
Interest expense, net	1.5	1.2	1.3	4.0	1.2
Depreciation and amortization	3.4	3.4	3.4	3.8	3.5
EBITDA	(11.1)	9.2	4.9	13.1	1.9

Stock based compensation	0.6	0.6	0.9	0.3	0.1
Unrealized foreign exchange (gain) loss	6.9	(3.6)	(2.3)	(5.3)	0.7
Asset impairment	—	—	0.5	—	—
Adjusted EBITDA	$(3.6)	$6.2	$4.0	$8.1	$2.7

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
March 31, 2021 and December 31, 2020

	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$59,746	$64,262
Accounts receivable	81,157	90,467
Inventories	57,130	51,402
Prepaid expenses	7,098	11,767
Short-term investment	9,433	—
Total current assets	214,564	217,898
Long-term investments	3,163	13,954
Property, plant and equipment	54,986	57,507
Operating lease right-of-use assets	32,409	27,962
Intangible assets	10,850	11,784
Deferred income tax assets	1,957	2,140
Goodwill	3,252	3,397
Other long-term assets	12,136	11,621
Total assets	$333,317	$346,263
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$81,325	$84,599
Current portion of operating lease liabilities	4,952	4,476
Short-term debt	7,888	23,445
Current portion of long-term debt	16,624	16,302
Current portion of long-term royalty payable	7,451	7,451
Current portion of warranty liability	11,056	10,749
Total current liabilities	129,296	147,022
Long-term operating lease liabilities	27,235	23,486
Long-term debt	37,700	45,651
Long-term royalty payable	9,096	8,591
Warranty liability	7,168	8,187
Deferred income tax liabilities	2,996	3,250
Other long-term liabilities	5,624	6,017
Total liabilities	219,115	242,204
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
147,848,018 (2020 - 144,069,972) common shares	1,130,895	1,115,092
Other equity instruments	7,305	7,671
Additional paid-in-capital	11,516	11,516
Accumulated deficit	(1,008,819)	(1,005,679)
Accumulated other comprehensive loss	(26,695)	(24,541)
Total shareholders' equity	114,202	104,059
Total liabilities and shareholders' equity	$333,317	$346,263

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2021 and 2020

	Three months ended March 31,
	2021	2020
Revenue	$76,443	$67,223
Cost of revenue and expenses:
Cost of revenue	63,426	62,948
Research and development	6,712	5,800
General and administrative	9,290	6,632
Sales and marketing	2,931	3,325
Foreign exchange loss	731	6,895
Depreciation and amortization	1,510	1,496
	84,600	87,096
Loss from operations	(8,157)	(19,873)

Income from investments accounted for by the equity method	6,577	5,367
Interest on long-term debt and accretion on royalty payable	(1,749)	(1,552)
Interest and other income, net of bank charges	547	85
Loss before income taxes	(2,782)	(15,973)
Income tax expense (recovery)	358	(684)
Net loss for the period	(3,140)	(15,289)
Other comprehensive income (loss):
Cumulative translation adjustment	(2,154)	169
Comprehensive loss	$(5,294)	$(15,120)

Loss per share:
Net loss per share - basic and diluted	$(0.02)	$(0.11)
Weighted average common shares outstanding:
Basic and diluted	147,126,250	136,429,224

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2021 and 2020

	Three months ended March 31,
	2021	2020
Cash flows from (used in) operating activities:
Net loss for the period	$(3,140)	$(15,289)
Items not involving cash:
Depreciation and amortization	3,473	3,369
Stock-based compensation expense	84	624
Unrealized foreign exchange loss	731	6,895
Deferred income tax	(190)	(2,141)
Income from investments accounted for by the equity method	(6,577)	(5,367)
Interest on long-term debt and accretion of royalty payable	1,749	1,552
Change in inventory write-downs to net realizable value	198	(317)
Change in bad debts expense	48	38
Net cash used before working capital changes	(3,624)	(10,636)

Changes in non-cash operating working capital:
Accounts receivable	6,797	576
Inventories	(6,875)	(3,727)
Prepaid and other assets	3,842	(640)
Accounts payable and accrued liabilities	(3,343)	(5,696)
Warranty liability	620	10,315
Net cash used in operating activities	(2,583)	(9,808)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment and other assets	(1,662)	(1,624)
Proceeds on sale of investments and assets	316	—
Dividends received from joint ventures	7,878	5,823
Net cash from investing activities	6,532	4,199
Cash flows from (used in) financing activities:
Payments under short and long-term facilities	(23,221)	(11,717)
Drawings on operating lines of credit	4,605	11,070
Proceeds from share issuance, net	12,805	—
Net cash used in financing activities	(5,811)	(647)
Effect of foreign exchange on cash and cash equivalents	(2,654)	(664)
Decrease in cash and cash equivalents	(4,516)	(6,920)
Cash and cash equivalents, beginning of period (including restricted cash)	64,262	46,012
Cash and cash equivalents, end of period (including restricted cash)	$59,746	$39,092